Yingli Green Energy Holding Co., Ltd. 英利绿色能源控股有限公司
3399 North Chaoyang Avenue Baoding 071051, China 中国保定国家高新区朝阳北大街3399号 (071051) T +86 312 8929700 F +86 312 8929800 yingli@yingli.com www.yinglisolar.com

August 17, 2016

VIA EDGAR

Amanda Ravitz, Assistant Director

Heather Percival, Senior Attorney

Geoff Kruczek, Senior Attorney

Office of Electronics and Machinery
Division of Corporation Finance

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Yingli Green Energy Holding Company Limited
Form 20-F for the fiscal year ended December 31, 2015
Filed May 16, 2016
File No. 001-33469

Dear Ms. Ravitz, Ms. Percival and Mr. Kruczek:

Reference is made to the letter we received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated July 27, 2016 regarding the Annual Report on Form 20-F for the fiscal year ended December 31, 2015 (the “Form 20-F”) of Yingli Green Energy Holding Company Limited (the “Company”).

We set forth below our responses to the comments contained in the Staff’s letter. Capitalized terms used herein but not otherwise defined shall have the same meanings as such terms are used in the Form 20-F. For your convenience, we have reproduced the Staff’s comments in italicized boldface type below and keyed our response accordingly.

Cash Flows and Working Capital, page 107

1.	We note your disclosure on page 108 regarding financial covenants you breached. Please disclose the financial covenants you or your significant subsidiary have breached and the loan agreement to which the financial covenant relates. Also, disclose the material terms of the written waivers you obtained and the terms of any renegotiated financial covenants or any terms of prepayment. In this regard, disclose the amount of your debt obligations that are subject to cross-default provisions for which you have obtained written waivers and when, if at all, those written waivers expire.

The Company respectfully advises the Staff that, as of December 31 ,2015, the Company and its subsidiaries had three outstanding loans classified as non-current liabilities with financial covenants based on the terms of the loans and the waivers and information obtained from relevant banks, which were (i) an eight-year US$100 million loan borrowed by Tianjin Yingli from China Development Bank in October 2011 (the “Tianjin Yingli US Dollar Loan”), (ii) an eight-year RMB350 million loan borrowed by Tianjin Yingli from China Development Bank in October 2011 (the “Tianjin Yingli Renminbi Loan”), and (iii) an eight-year US$50 million loan borrowed by Hengshui Yingli from China Development Bank in October 2011 (the “Hengshui Yingli US Dollar Loan”).

The loan agreement for Tianjin Yingli US Dollar Loan required Tianjin Yingli to maintain a current ratio (calculated as total current assets divided by total current liabilities) of no less than 60%, quick ratio (calculated as total current assets minus inventory and then divided by total current liabilities) of no less than 50%, debt-to-asset ratio (calculated as total liabilities divided by total assets) of no more than 80%, debt coverage ratio (calculated as cash available for debt servicing during the period divided by interest and principal payments during the period) of no less than 150%, and interest coverage ratio (calculated as cash available for interest payment during the period divided by interest and other fees payable during the period) of no less than 150%. The loan agreement for Tianjin Yingli Renminbi Loan required Tianjin Yingli to maintain a debt-to-asset ratio of less than 80%. Tianjin Yingli was in breach of the financial covenant to maintain a debt-to-asset ratio of less than 80% under both loan agreements. China Development Bank granted a written waiver to Tianjin Yingli which waived the requirement regarding Tianjin Yingli’s debt-to-asset ratio under both loan agreements until April 2017. The waiver did not impose any new financial covenant or require any prepayment.

The loan agreement for Hengshui Yingli US Dollar Loan required Hengshui Yingli to maintain a debt-to-asset ratio (calculated as total liabilities divided by total assets) of no more than 75% and debt coverage ratio (calculated as cash available for debt servicing during the period divided by interest and principal payments during the period) of no less than 130%. Hengshui Yingli was in breach of the financial covenant to maintain a debt-to-asset ratio of no more than 75%. China Development Bank granted a written waiver to Hengshui Yingli which waived the requirement regarding Hengshui Yingli’s debt-to-asset ratio under the loan agreement until April 2017. The waiver did not impose any new financial covenant or require any prepayment.

As of December 31, 2015, the Company and its subsidiaries had 67 outstanding loans classified as current liabilities with financial covenants and were in breach of the financial covenants under 12 of these loans with an aggregate principal amount of RMB3,070.0 million. All of these loans were borrowed by Yingli China and Tianjin Yingli from China Development Bank and the financial covenants breached were regarding the current ratio, quick ratio, debt-to-asset ratio and debt coverage ratio of Yingli China and debt-to-asset ratio of Tianjin Yingli. Given the original terms of these loans would have matured in the near term and considering the Company’s continued need for short-term financing, the Company had focused on negotiating with China Development Bank for the extension of these loans and did not request any separate waiver for breach of financial covenants. Notwithstanding the failure of Yingli China and Tianjin Yingli to satisfy the relevant financial covenants in the original agreements, China Development Bank, which was fully aware of the financial condition of Yingli China and Tianjin Yingli, agreed to extend the terms of all of these loans by an additional one year upon their maturity with the existing financial covenants. Among the 12 loans mentioned above, the terms of 11 loans had been extended by written agreements between China Development Bank and Yingli China or Tianjin Yingli, as applicable, before the date of the Form 20-F and the term of the remaining one has also been successfully extended as of the date hereof.

As of December 31 ,2015, the breach of financial covenants mentioned above did not trigger any cross-default provision under any loan of the Company and its subsidiaries. The Company and its subsidiaries did not have any cross-default triggered under any of their loans classified as non-current liabilities due to any other reason either. However, Yingli China failed to repay RMB 20 million under a loan with outstanding principal amount of RMB164.3 million when such repayment became due in November 2015, and such payment default triggered cross-defaults under Yingli China’s 9 other loans classified as current liabilities with aggregate principal amount of RMB1,173.2 million. In addition, Hainan Yingli failed to repay a loan with principal amount of RMB99.1 million upon its maturity in November 2015, and such payment default triggered cross-defaults under Hainan Yingli’s three other loans classified as current liabilities with aggregate principal amount of RMB107.7 million. Given the original terms of all of these loans would have matured in the near term and considering the Company’s continued need for short-term financing, the Company had focused on negotiating with the relevant banks for the extension of these loans and did not request any separate waiver for the cross-defaults. As of the date of the Form 20-F, among the 10 loans of Yingli China mentioned above in this paragraph, one with principal amount of RMB48 million was repaid and Yingli China was negotiating with the relevant banks for the extension of the remaining loans; and the term of the loan in payment default with outstanding principal amount of RMB164.3 million was subsequently extended by the lending banks. As of the date of the Form 20-F and the date hereof, among the four loans of Hainan Yingli mentioned above in this paragraph, Hainan Yingli is negotiating with the bank for extension of the loan in payment default with principal amount of RMB99.1 million, and the remaining three loans in cross-defaults were extended by the banks before their original maturity dates with the same cross-default provision. All of the 14 loans mentioned above in this paragraph were classified as current liabilities as of December 31, 2015 because they either had payment defaults or cross-defaults.

The Company further respectfully advises the Staff that the disclosure on page 108 of the Form 20-F also related to many loans that were outstanding in prior years and were no longer outstanding as of December 31, 2015. As those loans were repaid as of December 31, 2015, the Company believes it would not be necessary to disclose the details about those loans, the financial covenants that were breached or cross-defaults triggered or the terms of written waivers obtained in connection with those loans.

2.	Please revise future filings to disclose the impact of debt covenants on your ability to undertake additional debt or equity financing.

The Company has duly noted the Staff’s comment. In particular, in future filings, the Company will revise the risk factor disclosure on page 10 of the Form 20-F to the following (revisions underlined):

“Our loan agreements with commercial banks in China generally contain financial covenants, which require us or our subsidiary to maintain certain financial ratios, such as debt-to-asset ratios and coverage ratios. Other restrictive covenants in our loan agreements require us or our subsidiaries to obtain written consents from the commercial banks before we conclude certain transactions, such as providing guarantees to third parties, disposing of material assets or changing our shareholding structure. These covenants could limit the ability of us or our subsidiaries to undertake additional debt or secure additional equity financing. For example, a maximum debt-to-asset ratio requirement imposed on us or any of our subsidiaries will limit the total amount of liabilities that may be incurred by us or such subsidiary, and if we or such subsidiary’s total liabilities have reached or exceeded such limit, we or such subsidiary will be restricted from incurring additional liabilities unless we or such subsidiary obtain a waiver from the lender or increase our assets through issuance of additional equity. On the other hand, we or our subsidiaries may need to obtain consent from our lenders before we can issue any additional equity. As such, we may not be able to obtain financings necessary for us to react to market conditions or to meet our capital needs in a timely manner and we may have to curtail some of our operations and growth plans to comply with these covenants. In addition, we have incurred and may continue to incur significant losses and liabilities, which have had and may continue to adversely impact our ability to comply with the covenants of our outstanding loans. Such breach may constitute an event of default, and if the relevant lenders do not grant us a waiver for any breach of a covenant, the breach may trigger an acceleration of the amounts due under the relevant loan agreements. Some of our loan agreements also contain cross-default provisions enabling lenders under such loan agreements to declare an event of default and/or accelerate repayment when there is an event of default under the terms of another debt instrument. If a covenant under another loan is breached, these cross-default provisions may be triggered if a waiver of the breach cannot be obtained in a timely manner.”

Operating Activities, page 110

3.	In addition to simply listing the accounts that changed your operating cash flows, revise to explain the reasons underlying those changes, to the extent material. For example, revise to explain the reasons for the significant reduction in your accounts payable from 2014 to 2015. Did the change relate to the timing of your payments or, given your financial position, were your suppliers unwilling to extend credit to you?

The Company respectfully advises the Staff that,

•	The Company’s restricted cash mainly represents its deposits for letters of credit (“L/C”) and letters of guarantee (“L/G”) issued for purchasing raw materials. Due to its financial condition in 2015, the Company had limited operating cash to be used as deposits for issuance of L/Cs and L/Gs, which caused decrease in its restricted cash from 2014 to 2015;

•	The decrease in the Company’s accounts receivable from 2014 to 2015 was primarily due to decrease in its sales as well as its enhanced collection efforts;

•	Excluding the non-cash impact of use of inventories for project asset construction and the derecognization of related assets and liabilities resulting from deconsolidation of the special purpose vehicles (“SPV”) upon the termination of the Company’s contractual arrangements with Yingli PV Investment Group Co., Ltd. (“Yingli PV Group”) whereby Yingli PV Group constructed PV projects on behalf of the Company and used SPV to hold such project assets, the Company’s inventories decreased from 2014 to 2015 primarily due to the decrease in purchase of polysilicon from suppliers due to its tight operating cash flow;

•	The increase in other current liabilities and accrued expenses from 2014 to 2015 was primarily due to the Company’s delayed payment for certain expenses such as marketing, logistic fees and employee costs as a result of its tight operating cash flow; and

•	The Company’s accounts payables decreased from 2014 to 2015 primarily because its suppliers shortened the Company’s credit terms from 90 to 120 days in 2014 to zero to 60 days after they knew the Company’s failure to repay the 2010 MTNs and 2011 MTNs in 2015, and the Company also paid off some of its over-due accounts payables in 2015.

Transactions with Yingli Group, page 126

4.	Please clarify whether the raw materials purchased from Yingli Group are related to your long-term polysilicon supply contracts.

The Company respectfully advises the Staff that the raw materials purchased from Yingli Group were mainly packaging materials, junction boxes and other accessories and spare parts and are not related to the Company’s long-term polysilicon supply contracts.

* * * * *

In responding to the Staff’s comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to its filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

Should you have any questions or wish to discuss the foregoing, please contact the undersigned by telephone at +86 (312) 8929-723.

Sincerely,

/s/ Yiyu Wang
Yiyu Wang
Chief Financial Officer

cc:	Daniel Fertig

Simpson Thacher & Bartlett LLP